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SEC

09055946

104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
MAR 2 2009
503

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-677098
8-67709

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2008 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: StanChart Securities International, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Brickell Avenue, 16th Floor
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rodolfo Pages 305-530-3405
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

SEC 1410 (06-02)

3/24/09

STANCHART SECURITIES INTERNATIONAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008







KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
StanChart Securities International, Inc.
Miami, FL

We have audited the accompanying statement of financial condition of StanChart Securities International, Inc. as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of StanChart Securities International, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co.

Miami, Florida
February 26, 2009

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

STANCHART SECURITIES INTERNATIONAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS		
CASH AND CASH EQUIVALENTS (NOTE 5)	$	5,000
RECEIVABLE FROM BROKER (NOTE 4)		2,139,727
DEPOSIT AT BROKER (NOTE 4)		100,000
PREPAID EXPENSES		13,069
	$	2,257,796
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	64,000
Due to affiliate (Note 5)		1,133,322
Total liabilities		1,197,322
STOCKHOLDER'S EQUITY		1,060,474
	$	2,257,796

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

American Express International Securities, Inc. ("AEIS"), a wholly owned subsidiary of American Express Bank, Ltd. ("AEBL"), was incorporated on July 26, 2007. On February 29, 2008, AEBL, and its shares of AEIS common stock were purchased by Standard Chartered Bank (the Parent). Effective September 30, 2008, AEIS changed its name to StanChart Securities International, Inc. (the Company). The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company acts in an agency capacity, buying and selling securities for its customers and charging a commission.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original purchased maturities of three months or less to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances in excess of federally insured limits.

Securities Transactions and revenue recognition

Securities transactions, along with related commission income and clearing costs, are reported on a trade date basis.

Income Taxes

AEBL was responsible for payment of any income taxes and the filing of income tax returns of the Company until the change in ownership on February 29, 2008. Subsequent to the change in ownership, the Company will file Federal and state income tax returns and be responsible for the related income taxes.

The Company accounts for income taxes under the liability method according to Statement of Financial Accounting Standards No. 109. Deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (continued)

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified.

The Company has elected to defer adoption of Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, until the year ending December 31, 2009 in accordance with FASB Staff Position (FSP) FIN 48-3. The Company evaluates uncertain tax positions and the likelihood of losing the benefit thereof pursuant to FASB Statement No. 5 whereby loss contingencies are accrued if the loss is both probable and can be reasonably estimated. Upon adoption of (FASB) Interpretation No. 48 for its 2009 annual financial statements, the Company will recognize income tax liabilities based upon criteria which include a more-likely-than-not threshold. The effects of adopting the (FASB) Interpretation No. 48 have not been determined.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the balance sheet date. Actual results could differ from those estimates.

NOTE 2. ECONOMIC DEPENDENCY

A significant portion of the Company's working capital has been obtained from funds provided by its Parent. The Company's ongoing liquidity position is significantly dependent upon the availability of continued funding from its Parent in the absence of achieving profitable operations. The Parent has committed to funding the Company's operations through December 31, 2009.

NOTE 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or one-fifteenth (one-eighth for the initial year and one-fifteenth thereafter) of "Aggregate Indebtedness", as defined. At December 31, 2008 the Company's Net Capital was $1,041,972 which exceeded the requirements by $892,307. The ratio of Aggregate Indebtedness to Net Capital was 1.15 to 1 at December 31, 2008.

NOTE 4. RISK CONCENTRATIONS

Clearing and Depository Operations

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm, whose principal office is in the United States of America. At December 31, 2008, the amount receivable from broker and the deposit at broker as reflected in the accompanying statement of financial condition, are due from and held by this brokerage firm.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 5. RELATED PARTY TRANSACTIONS

Expense Sharing Agreement

On November 5, 2008, the Company entered into an expense sharing agreement with Standard Chartered Bank International (Americas) Limited ("SCBI"), an affiliated company related by common ownership. The agreement is effective for five years, and requires the Company to pay SCBI a monthly fee, as defined in the agreement. In exchange for the monthly fee, the Company receives certain goods, services and benefits, as defined in the agreement. At December 31, 2008, $1,000,000 is due to SCBI under this agreement and is included in due to affiliate in the accompanying statement of financial condition.

Bank Account with Affiliate

The Company maintains a demand deposit account with SCBI. At December 31, 2008, $5,000 is held in this account and is included in cash and cash equivalents in the accompanying statement of financial condition.

Transactions with Counter-party Affiliates

In the normal course of business, the Company engages in riskless principal transactions in fixed income securities with counter-parties affiliated through common ownership. The Company earned commissions on these transactions for the year ended December 31, 2008.

NOTE 6. INCOME TAXES

At December 31, 2008, the Company has a deferred tax asset of approximately $541,000 relating to its net operating loss carryforward for period of March 1, 2008 to December 31, 2008. A valuation allowance in the same amount has been recorded as management believes it is more likely than not that the tax benefits may not be realized. At December 31, 2008, the Company has a net operating loss carryforward of approximately $1,438,000 expiring in 2028.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Miami:

2699 s. bayshore drive
suite 300
miami, florida 33133

305 858 5600
305 856 3284 fax

Ft. Lauderdale:

200 e. broward blvd.
suite 1310
ft. lauderdale, florida 33301

954 713 7444
954 759 7877 fax

Boca Raton:

225 n.e. mizner blvd.
suite 250
boca raton, florida 33432

561 394 5100
561 750 9781 fax

World Wide Web:

www.kaufmanrossin.com